FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Results of Participation in Nomura Research Institute Share Buyback

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Announces Results of Participation in Nomura Research Institute Share Buyback

Tokyo, July 30, 2019—Nomura Holdings, Inc. recently announced that it would participate in a self-tender offer (Tender Offer) by Nomura Research Institute, Ltd. (NRI).1

The Tender Offer period ended on July 29, 2019. The number of shares Nomura tendered and the estimated gain from the sale are as outlined below.

1.	Number of shares tendered in Tender Offer

(1) Shares owned before Tender Offer	275,832,810 shares (including 67,518,000 shares held by Nomura Facilities) (Percentage of total outstanding shares: 36.59%)

(2) Number of shares tendered	101,910,700 shares (Percentage of total outstanding shares: 13.52%)

(3) Number of shares sold	101,889,300 shares (Percentage of total outstanding shares: 13.52%)

(4) Number of shares owned after completion of Tender Offer	173,943,510 shares (including 67,518,000 shares held by Nomura Facilities) (Percentage of total outstanding shares: 23.08%)

2.	Overview of the Tender Offer

Tender offer period	July 1, 2019 – July 29, 2019

Settlement date	August 21, 2019

3.	Sale price and number of shares sold

Sale price per share: 1,570 yen

Number of shares sold: 101,889,300 shares

Total amount sold: 159,966,201,000 yen

4.	Future outlook

In conjunction with the sale of a portion of the NRI shares it owns, Nomura expects to book an extraordinary gain of approximately 151 billion yen in its FY2019/20 non-consolidated financial results. In addition, Nomura expects to book an estimated pretax income of 73 billion yen in its second quarter consolidated financial results. NRI will remain an equity method affiliate of Nomura.

[1]

Please refer to the news release entitled “Nomura to Participate in Nomura Research Institute Share Buyback” announced on June 18, 2019 for further details: https://www.nomuraholdings.com/news/nr/holdings/20190618/20190618.pdf ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/